UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-39742

17 EDUCATION & TECHNOLOGY GROUP INC.

(Translation of registrant’s name into English)

16/F, Block B, Wangjing Greenland Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

17 EDUCATION & TECHNOLOGY GROUP INC.

	By:	/s/ Sishi Zhou
	Name:	Sishi Zhou
	Title:	Chief Financial Officer

Date: March 25, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release—17 Education & Technology Group Inc. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results